SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    March, 1999

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

                          SPECTRUM SIGNAL PROCESSING INC.
                               One Spectrum Court
                           #200 - 2700 Production Way
                                 Burnaby , B.C.
                                     V5A 4X1

May  30,  2000


TO:     British  Columbia  Securities  Commission
        Ontario  Securities  Commission
        Toronto  Stock  Exchange

Dear  Sirs:

RE:     SPECTRUM  SIGNAL  PROCESSING  INC.  (  THE  "COMPANY")

We confirm that the following material was sent by mail on May 30, 2000 to the registered shareholders of the Company:

1.     2000  First  Quarter  Report

Yours  truly,

SPECTRUM  SIGNAL  PROCESSING  INC.



Per: /s/ Karen Elliott
     Karen  Elliott
     Investor  Relations  Coordinator



                        SPECTRUM SIGNAL PROCESSING, INC.
                           CONSOLIDATED BALANCE SHEETS
     (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARE AMOUNTS)
      PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
                                   PRINCIPLES


                                                       December 31,   March 31,
ASSETS                                                        1999        2000
                                                          ------------  --------
                                                           (Audited) (Unaudited)
Current assets
  Cash and cash equivalents. . . . . . . . . . . . . . .  $     1,422   $ 1,527
  Accounts receivable. . . . . . . . . . . . . . . . . .        6,461     3,475
  Inventories. . . . . . . . . . . . . . . . . . . . . .        2,402     3,535
  Deferred income taxes. . . . . . . . . . . . . . . . .            -         -
  Prepaid expenses . . . . . . . . . . . . . . . . . . .           69       179
--------------------------------------------------------  ------------  --------
                                                               10,354     8,716

Property and equipment . . . . . . . . . . . . . . . . .        2,545     2,673
Other assets . . . . . . . . . . . . . . . . . . . . . .        3,669     3,252
--------------------------------------------------------  ------------  --------

                                                          $    16,568   $14,641
                                                          ============  ========


LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------

Current liabilities
    Bank indebtedness. . . . . . . . . . . . . . . . . .  $         -   $     -
   Accounts payable. . . . . . . . . . . . . . . . . . .  $     3,319   $ 2,672
   Accrued liabilities . . . . . . . . . . . . . . . . .        1,618     1,771
   Current portion of long-term debt . . . . . . . . . .           73        72
--------------------------------------------------------  ------------  --------
                                                                5,010     4,515

Long-term debt . . . . . . . . . . . . . . . . . . . . .            -         -
Deferred income taxes. . . . . . . . . . . . . . . . . .           89        89

Stockholders' equity
Share capital
  Authorized: 50,000,000 common shares, no par value
  Issued:  10,484,568 (1999 - 10,395,204)
  Outstanding: 10,251,268 (1999 - 10,161,904). . . . . .       16,374    16,757
Warrants . . . . . . . . . . . . . . . . . . . . . . . .          140       140
Additional paid-in capital . . . . . . . . . . . . . . .           76        76
Treasury stock, at cost, 233,300 shares (1999 - 233,300)       (1,232)   (1,232)
Deficit. . . . . . . . . . . . . . . . . . . . . . . . .       (2,513)   (4,268)
Accumulated other comprehensive income
  Cumulative translation adjustments . . . . . . . . . .       (1,376)   (1,436)
--------------------------------------------------------  ------------  --------
                                                               11,469    10,037
                                                          ------------  --------

                                                          $    16,568   $14,641
                                                          ============  ========





                        SPECTRUM SIGNAL PROCESSING, INC.
      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
      PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
                                   PRINCIPLES

                                         3 months ended March 31,
                                            1999        2000
                                        ------------  --------
                                        (Unaudited)   (Unaudited)

Sales. . . . . . . . . . . . . . . . .  $     5,638   $ 4,161
Cost of sales. . . . . . . . . . . . .        2,165     1,670
--------------------------------------  ------------  --------
                                              3,473     2,491

Expenses
  Administrative . . . . . . . . . . .          926     1,256
  Sales and marketing. . . . . . . . .        1,456     1,317
  Research and development . . . . . .          832     1,493
  Amortization . . . . . . . . . . . .          359       366
                                              3,573     4,432
                                        ------------  --------

Loss from operations . . . . . . . . .         (100)   (1,941)

Other
  Interest expense and bank charges. .          (45)       (1)
  Other income . . . . . . . . . . . .           56         8
--------------------------------------  ------------  --------
                                                 11         7

Loss before income taxes . . . . . . .          (89)   (1,934)

Income tax expense (recovery). . . . .           67      (179)
--------------------------------------  ------------  --------

Net loss . . . . . . . . . . . . . . .         (156)   (1,755)
--------------------------------------  ------------  --------

Deficit, beginning of period . . . . .       (1,671)   (2,513)

Deficit, end of period . . . . . . . .  $    (1,827)  $(4,268)
======================================  ============  ========

Loss per share
  Basic. . . . . . . . . . . . . . . .  $     (0.02)  $ (0.17)
  Diluted. . . . . . . . . . . . . . .  $     (0.02)  $ (0.17)

EBITDA . . . . . . . . . . . . . . . .          418    (1,371)

EBITDA per share
  Basic. . . . . . . . . . . . . . . .  $      0.04   $ (0.13)
  Diluted. . . . . . . . . . . . . . .  $      0.04   $ (0.13)

Weighted average shares (in thousands)
  Basic. . . . . . . . . . . . . . . .       10,036    10,197
  Diluted. . . . . . . . . . . . . . .       10,036    10,197





                                SPECTRUM SIGNAL PROCESSING, INC.
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
       PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


                                                                         3 months ended March 31,
                                                                              1999        2000
                                                                          ------------  --------
                                                                         (Unaudited)  (Unaudited)
 CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss from operations. . . . . . . . . . . . . . . . . . . . . . .  $      (156)  $(1,755)

   Adjustments to reconcile net earnings (loss) to net cash
     provided by operating activities
       Amortization. . . . . . . . . . . . . . . . . . . . . . . . . . .          518       570
       Acquired in-process research and development. . . . . . . . . . .            -         -
       Deferred income taxes . . . . . . . . . . . . . . . . . . . . . .           67         3
       Changes in operating assets and liabilities
         Accounts receivable . . . . . . . . . . . . . . . . . . . . . .        1,745     2,940
         Inventories . . . . . . . . . . . . . . . . . . . . . . . . . .          (43)   (1,149)
         Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . .            9      (110)
         Accounts payable. . . . . . . . . . . . . . . . . . . . . . . .       (1,760)     (619)
         Accrued liabilities . . . . . . . . . . . . . . . . . . . . . .            5       164
         Deferred revenue. . . . . . . . . . . . . . . . . . . . . . . .            -         -
 Net cash provided by operating activities . . . . . . . . . . . . . . .          385        44
------------------------------------------------------------------------  ------------  --------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment. . . . . . . . . . . . . . . . . .          (85)     (322)
   Proceeds from disposition of property and equipment . . . . . . . . .            -         -
   Software and related development costs. . . . . . . . . . . . . . . .            -         -
 Net cash used in investing activities . . . . . . . . . . . . . . . . .          (85)     (322)
------------------------------------------------------------------------  ------------  --------

 CASH FLOWS FROM FINANCING ACTIVITIES
   Increase in bank indebtedness . . . . . . . . . . . . . . . . . . . .          763         -
   Repayment of bank indebtedness. . . . . . . . . . . . . . . . . . . .            -         -
   Issue of shares from share options. . . . . . . . . . . . . . . . . .            -       388
   Repayment of long-term debt . . . . . . . . . . . . . . . . . . . . .          (23)        -
 Net cash provided by financing activities . . . . . . . . . . . . . . .          740       388
------------------------------------------------------------------------  ------------  --------

 Effect of foreign currency exchange rates on cash and cash equivalents.           (1)       (5)
------------------------------------------------------------------------  ------------  --------

 Net increase (decrease) in cash and cash equivalents during the period.        1,039       105
 Cash and cash equivalents, beginning of period. . . . . . . . . . . . .        1,693     1,422
 Cash and cash equivalents, end of period. . . . . . . . . . . . . . . .  $     2,732   $ 1,527
========================================================================  ============  ========

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        January 14, 1999           and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)